April 11, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. Collins:

We are writing regarding your recent letter dated March 13, 2008 with respect to our response, dated February 8, 2008, to your prior letter commenting on our Form 20-F filed on August 2, 2007. As we stated in our letter dated March 26, 2008, we are in the process of compiling a response to your letter and will submit the letter as soon as practicable. Unfortunately, we will not be able to submit by our originally expected date but expect that we will be able to submit our response by April 18, 2008. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer Konami Corporation

cc:	Kari Jin

Patrick Gilmore

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)